UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 6-K/A
                                AMENDMENT NO. 1

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                          For the month of MAY, 2005.

                        Commission File Number: 0-51005


                           AMERA RESOURCES CORPORATION
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)


  #709 - 837 West Hastings Street, Vancouver, British Columbia, V6C 3N6, Canada
--------------------------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           AMERA RESORUCES CORPORATION
                                           -------------------------------------

Date:   MAY 06, 2005                       /s/ Nikolaos Cacos
     ------------------------------        -------------------------------------
                                           Nikolaos Cacos,
                                           President & CEO

                          AMERA RESOURCES CORPORATION
                         709 - 837 West Hastings Street
                             Vancouver, B.C. V6C 3N6


                NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS


NOTICE IS HEREBY GIVEN that an annual general meeting (the "Meeting") of the shareholders (the "Shareholders") of Amera Resources Corporation (the "Company") will be held at The Ceperley Room, Terminal City Club Tower, 837 West Hastings Street, Vancouver, British Columbia, on Wednesday, the 22nd day of June, 2005 at the hour of 10:00 a.m. (Vancouver time), for the following purposes:

     1.   To receive the report of the directors;

     2. To receive the audited financial statements of the Company for the fiscal year ended December 31, 2004 (with comparative statements relating to the preceding fiscal period) together with the related Management Discussion and Analysis and report of the Auditors thereon;

     3.   To determine the number of directors at five (5);

     4.   To elect directors;

     5. To re-appoint auditors and to authorize the directors to fix their remuneration;

     6. To approve the November 2003 Stock Option Plan providing for up to 10% of the Company's issued shares to be available to be issued as stock options to directors, officers, employees, consultants and others providing services to the Company, as more particularly described in the Company's Information Circular; and

     7. To transact such other business as may properly come before the Meeting, or any adjournment or adjournments thereof.

Accompanying this Notice of Meeting is a Management Information Circular and form of proxy for the Shareholders. The accompanying Management Information Circular provides information relating to the matters to be addressed at the Meeting and is incorporated into this Notice.

If you are a registered Shareholder of the Company and unable to attend the Meeting in person, please read, complete, date and sign the accompanying form of proxy and deposit it with Computershare Trust Company, attention: Proxy
Department by 10:00 a.m. Vancouver time, on June 20th (or at least 48 hours excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof. Please advise the Company of any change in your mailing address.

If you are a non-registered shareholder of the Company and received this Notice of Meeting and accompanying materials through a broker, a financial institution, a participant, a trustee or administrator of a self-administered retirement savings plan, retirement income fund, education savings plan or other similar self-administered savings or investment plan registered under the Income Tax Act (Canada), or a nominee of any of the foregoing that holds your security on your behalf (the "Intermediary"), please complete and return the materials in accordance with the instructions provided to you by your Intermediary.

DATED at Vancouver, British Columbia on May 6, 2005.

                       By Order of the Board of Directors

                               /s/ NIKOLAOS CACOS
                        Nikolaos Cacos, President and CEO

                           AMERA RESOURCES CORPORATION
                                 (THE "COMPANY")
                      SUITE 709 - 837 WEST HASTINGS STREET
                           VANCOUVER, BRITISH COLUMBIA
                                 CANADA V6C 3N6

                              INFORMATION CIRCULAR
                   (Containing information as at May 6, 2005)


SOLICITATION OF PROXIES

THIS INFORMATION CIRCULAR IS FURNISHED IN CONNECTION WITH THE SOLICITATION OF PROXIES BY THE MANAGEMENT OF THE COMPANY FOR USE AT THE ANNUAL GENERAL MEETING OF SHAREHOLDERS OF THE COMPANY (AND ANY ADJOURNMENT THEREOF) (THE "MEETING") TO BE HELD ON WEDNESDAY, JUNE 22, 2005 AT THE TIME AND PLACE AND FOR THE PURPOSES SET FORTH IN THE ACCOMPANYING NOTICE OF MEETING. While it is expected that the solicitation will be primarily by mail, proxies may be solicited personally or by telephone by the regular employees of the Company at nominal cost. All costs of solicitation by management will be borne by the Company.

THE CONTENTS AND THE SENDING OF THIS INFORMATION CIRCULAR HAVE BEEN APPROVED BY THE DIRECTORS OF THE COMPANY.

APPOINTMENT AND REVOCATION OF PROXIES

The individuals named in the accompanying form of proxy are Directors and/or Officers of the Company. A SHAREHOLDER WISHING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER) TO REPRESENT HIM AT THE MEETING HAS THE RIGHT TO DO SO, EITHER BY STRIKING OUT THE NAMES OF THOSE PERSONS NAMED IN THE ACCOMPANYING FORM OF PROXY AND INSERTING THE DESIRED PERSON'S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY OR BY COMPLETING ANOTHER FORM OF PROXY. A proxy will not be valid unless the completed form of proxy is received by Computershare Trust Company of Canada, Attention: Proxy Department, 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, or by fax at 1-866-249-7775, (the "Transfer Agent") not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting or any adjournment thereof, or delivered to the Chairman of the Meeting prior to the commencement of the Meeting.

A shareholder who has given a proxy may revoke it by an instrument in writing executed by the shareholder or by his attorney authorized in writing or, where the shareholder is a corporation, by a duly authorized officer or attorney of the corporation, and delivered to the registered and records office of the Company, at 709 - 837 West Hastings Street, Vancouver, British Columbia, V6C 3N6, at any time up to and including the last business day preceding the day of the Meeting or if adjourned, any reconvening thereof, or to the Chairman of the Meeting on the day of the Meeting or, if adjourned, any reconvening thereof or in any other manner provided by law. A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.

ADVICE TO BENEFICIAL SHAREHOLDERS

ONLY REGISTERED SHAREHOLDERS OR DULY APPOINTED PROXYHOLDERS ARE PERMITTED TO VOTE AT THE MEETING. SHAREHOLDERS WHO DO NOT HOLD THEIR SHARES IN THEIR OWN NAME (REFERRED TO HEREIN AS "BENEFICIAL SHAREHOLDERS") ARE ADVISED THAT ONLY PROXIES FROM SHAREHOLDERS OF RECORD CAN BE RECOGNIZED AND VOTED AT THE MEETING. Beneficial Shareholders who complete and return an instrument of proxy must indicate thereon the person (usually a brokerage house) who holds their shares as a registered Shareholder. Every intermediary (broker) has its own mailing procedure, and provides its own return instructions, which should be carefully followed. The instrument of proxy supplied to Beneficial Shareholders is identical to that provided to registered Shareholders. However, its purpose is limited to instructing the registered Shareholder how to vote on behalf of the beneficial Shareholder.

If common shares are listed in an account statement provided to a Shareholder by a broker, then in almost all cases those shares will not be registered in such Shareholder's name on the records of the Company. Such shares will more likely be registered under the name of the Shareholder's broker or an agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration name for The Canadian Depository for Securities, which company acts as nominee for many Canadian brokerage firms). Common shares held by brokers or their nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder.
Without specific instructions, brokers/nominees are prohibited from voting shares for their clients. The directors and officers of the Company do not know for whose benefit the common shares registered in the name of CDS & Co. are held.

In accordance with National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer, the Company has distributed copies of the Notice of Meeting, this Information Circular and the Proxy to the clearing agencies and intermediaries for onward distribution to Beneficial Shareholders. Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of Shareholders' meetings unless the Beneficial Shareholders has waived the right to receive meeting materials. Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Shareholders in order to ensure that their common shares are voted at the Meeting. Often the form of proxy supplied to a Beneficial Shareholder by its broker is identical to the form of proxy provided by the Company to the registered Shareholders. However, its purpose is limited to instructing the registered Shareholder how to vote on behalf of the Beneficial Shareholder should a beneficial Shareholder receiving such a form wish to vote at the Meeting, the beneficial Shareholder should strike out the names of the Management Proxyholders named in the form and insert the beneficial Shareholder's name in the blank provided and return the materials to the broker as directed.

The majority of brokers now delegate responsibility for obtaining instructions from clients to Independent ADP Investor Communications Services ("ADP"). ADP typically applies a special sticker to the proxy forms, mails those forms to the Beneficial Shareholders and asks Beneficial Shareholders to return the proxy forms to ADP. ADP then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of common shares to be represented at the Meeting. A BENEFICIAL SHAREHOLDER RECEIVING A PROXY WITH AN ADP STICKER ON IT CANNOT USE THAT PROXY TO VOTE COMMON SHARES DIRECTLY AT THE MEETING - THE PROXY MUST BE RETURNED TO ADP WELL IN ADVANCE OF THE MEETING IN ORDER TO HAVE THE COMMON SHARES VOTED. All references to Shareholders in this Information Circular and the accompanying Instrument of Proxy and Notice of Meeting are to Shareholders of record unless specifically stated otherwise.

"THERE ARE TWO KINDS OF BENEFICIAL OWNERS - THOSE WHO OBJECT TO THEIR NAME BEING MADE KNOWN TO THE ISSUERS OF SECURITIES WHICH THEY OWN (CALLED OBOS FOR OBJECTING BENEFICIAL OWNERS) AND THOSE WHO DO NOT OBJECT TO THE ISSUERS OF THE SECURITIES THEY OWN KNOWING WHO THEY ARE (CALLED NOBOS FOR NON-OBJECTING
BENEFICIAL OWNERS). UP UNTIL SEPTEMBER 2002, ISSUERS (INCLUDING THE DIRECTORS AND OFFICERS OF THE CORPORATION) HAD NO KNOWLEDGE OF THE IDENTITY OF ANY OF THEIR BENEFICIAL OWNERS INCLUDING NOBOS ,SUBJECT TO THE PROVISION OF NATIONAL INSTRUMENT 54-101, COMMUNICATION WITH BENEFICIAL OWNERS OF SECURITIES OF REPORTING ISSUERS, HOWEVER AFTER SEPTEMBER 1, 2002 ISSUERS COULD REQUEST AND OBTAIN A LIST OF THEIR NOBOS FROM INTERMEDIARIES VIA THEIR TRANSFER AGENTS. PRIOR TO SEPTEMBER 1, 2004 ISSUERS COULD OBTAIN THIS NOBO LIST AND USE IT FOR SPECIFIC PURPOSES CONNECTED WITH THE AFFAIRS OF THE CORPORATION EXCEPT FOR THE DISTRIBUTION OF PROXY-RELATED MATERIALS DIRECTLY TO NOBOS. THIS WAS STAGE ONE OF THE IMPLEMENTATION OF THE INSTRUMENT. EFFECTIVE FOR SHAREHOLDER MEETINGS TAKING PLACE ON OR AFTER SEPTEMBER 1, 2004 ISSUERS CAN OBTAIN AND USE THIS NOBO LIST FOR DISTRIBUTION OF PROXY-RELATED MATERIALS DIRECTLY (NOT VIA ADP) TO NOBOS. THIS IS STAGE TWO OF THE IMPLEMENTATION OF THE INSTRUMENT.

THIS YEAR, THE CORPORATION HAS DECIDED TO TAKE ADVANTAGE OF THOSE PROVISIONS OF NATIONAL INSTRUMENT 54-101 THAT PERMIT IT TO DIRECTLY DELIVER PROXY-RELATED MATERIALS TO ITS NOBOS. AS A RESULT NOBOS CAN EXPECT TO RECEIVE A SCANNABLE VOTING INSTRUCTION FORM (VIF) FROM OUR TRANSFER AGENT, COMPUTERSHARE TRUST COMPANY OF CANADA (OR COMPUTERSHARE INVESTOR SERVICES INC AS THE CASE MIGHT BE) "COMPUTERSHARE". THESE VIFS ARE TO BE COMPLETED AND RETURNED TO COMPUTERSHARE IN THE ENVELOPE PROVIDED OR BY FACSIMILE. IN ADDITION, COMPUTERSHARE PROVIDES BOTH TELEPHONE VOTING AND INTERNET VOTING AS DESCRIBED ON THE VIF ITSELF WHICH CONTAIN COMPLETE INSTRUCTIONS.

COMPUTERSHARE WILL TABULATE THE RESULTS OF THE VIFS RECEIVED FROM NOBOS AND WILL PROVIDE APPROPRIATE INSTRUCTIONS AT THE MEETING WITH RESPECT TO THE SHARES REPRESENTED BY THE VIFS THEY RECEIVE."

VOTING OF PROXIES

Shares represented by properly executed proxies in favour of persons designated in the enclosed form of proxy WILL BE VOTED FOR ALL MATTERS TO BE VOTED ON AT THE MEETING AS SET OUT IN THIS INFORMATION CIRCULAR OR WITHHELD FROM VOTING IF SO INDICATED ON THE FORM OF PROXY.

The shares represented by proxies will, on any poll where a choice with respect to any matter to be acted upon has been specified in the form of proxy, be voted in accordance with the specification made.

SUCH SHARES WILL ON A POLL BE VOTED IN FAVOUR OF EACH MATTER FOR WHICH NO CHOICE HAS BEEN SPECIFIED BY THE SHAREHOLDER.

The enclosed form of proxy when properly completed and delivered and not revoked confers discretionary authority upon the person appointed proxy thereunder to vote with respect to amendments or variations of matters identified in the Notice of Meeting, and with respect to other matters which may properly come before the Meeting. In the event that amendments or variations to matters identified in the Notice of Meeting are properly brought before the Meeting or any further or other business is properly brought before the Meeting, it is the intention of the persons designated in the enclosed form of proxy to vote in accordance with their best judgement on such matters or business. At the time of the printing of this Information Circular, the management of the Company knows of no such amendment, variation or other matter which may be presented to the Meeting.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Other than as set forth in this Information Circular, no director or senior officer of the Company nor any proposed nominee for election as a director of the Company, nor any associate or affiliate of any of the foregoing, has any material interest, directly or indirectly, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon other than the election of directors or the appointment of auditors. Directors and senior officers may, however, be interested in the general authorization granted to the directors with respect to "Stock Options to Insiders" as detailed herein.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

Issued and Outstanding:               16,089,844 Common shares without par value
Authorized Capital:                   Unlimited Common shares without par value

Only shareholders of record at the close of business on May 6, 2005 which is a day that is no fewer than thirty days prior to the date of the Meeting (the "Record Date") who either personally attend the Meeting or who have completed and delivered a form of proxy in the manner and subject to the provisions described above shall be entitled to vote or to have their shares voted at the Meeting.

Each shareholder is entitled to one vote for each common share registered in his name on the list of shareholders, which is available for inspection during normal business hours at the Transfer Agent and at the Meeting.

To the knowledge of the directors and senior officers of the Company, no person or company beneficially own, directly or indirectly or exercise control or direction over, shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company.

ELECTION OF DIRECTORS

The Board of Directors presently consists of five directors and it is intended to determine the number of directors at five and to elect five directors for the ensuing year.

The term of office of each of the present directors expires at the Meeting. The persons named below will be presented for election at the Meeting as management's nominees and the persons named in the accompanying form of proxy intend to vote for the election of these nominees. Management does not contemplate that any of these nominees will be unable to serve as a director. Each director elected will hold office until his/her successor is elected or appointed, unless his/her office is earlier vacated in accordance with the Articles of the Company, or with the provisions of the Business Corporations Act ( British Columbia).

In the following table and notes thereto is stated the name of each person proposed to be nominated by management for election as a director, the country in which he/she is ordinarily resident, all offices of the Company now held by him/her, his/her principal occupation, the period of time for which he/she has been a director of the Company, and the number of shares of the Company beneficially owned by him/her, directly or indirectly, or over which he/she exercises control or direction, as at the date hereof.


--------------------------------------------------------------------------------------------------------------------
                                             PRINCIPAL OCCUPATION AND IF
                                             NOT AT PRESENT AN ELECTED                                NO. OF SHARES
NAME, POSITION AND                           DIRECTOR, OCCUPATION DURING THE                          BENEFICIALLY
COUNTRY OF RESIDENCE(1)                      PAST FIVE YEARS(1)                    DIRECTOR SINCE        HELD(2)
--------------------------------------------------------------------------------------------------------------------

NIKOLAOS CACOS                               Corporate Secretary of IMA             Apr.11/2000       835,032 Common
President, Chief Executive Officer           Exploration Inc. since July, 1999
and Director                                 and a Director since June, 2002.
(resident of Vancouver, BC, Canada)          Director of Info Touch
                                             Technologies since August, 1998.
                                             Director of Gatco Technologies
                                             Corp. from May, 2000 to October,
                                             2002.  Director and Corporate
                                             Secretary of Golden Arrow
                                             Resources Corporation since 2004.
--------------------------------------------------------------------------------------------------------------------

JOSEPH GROSSO                                Director, President and CEO of         Feb.20/2004       943,680 Common
Chairman and Director                        IMA Exploration Inc. since
(resident of Burnaby, BC, Canada)            February 1990.  President of
                                             Oxbow International Marketing
                                             Corp., a private BC company.
                                             President, President, CEO and
                                             Chairman of Golden Arrow
                                             Resources Corporation since 2004.
--------------------------------------------------------------------------------------------------------------------

JERRY A. MINNI(3)                            Partner of Minni, Clark &              Nov.19/2002       128,549 Common
Director                                     Company, Certified General
(resident of Vancouver, BC, Canada)          Accountants;  Director and
                                             officer of several reporting
                                             issuers.
--------------------------------------------------------------------------------------------------------------------



--------------------------------------------------------------------------------------------------------------------
                                             PRINCIPAL OCCUPATION AND IF
                                             NOT AT PRESENT AN ELECTED                                NO. OF SHARES
NAME, POSITION AND                           DIRECTOR, OCCUPATION DURING THE                          BENEFICIALLY
COUNTRY OF RESIDENCE(1)                      PAST FIVE YEARS(1)                    DIRECTOR SINCE        HELD(2)
--------------------------------------------------------------------------------------------------------------------

ROBERT COLTURA(3)                            Employment Coordinator,                Aug.2/2002        142,832 Common
Director                                     Destinations, a division of Grant
(resident of Langley, BC, Canada)            Thornton, Chartered Accountants,
                                             since April, 1996. Food and
                                             Beverage Director, Executive Inn
                                             Hotels from March, 1993 to
                                             February, 1998.
--------------------------------------------------------------------------------------------------------------------

LINDSAY BOTTOMER(3)                          Registered as a Professional           Feb.11/2004        10,000 Common
Director                                     Geoscientist in British
(resident of Vancouver, BC, Canada)          Columbia.  President of Southern
                                             Rio Resources, and is a Director of
                                             several  other  publicly  listed
                                             companies including Pacific North
                                             West Capital and Entree Gold. Past
                                             President of the BC & Yukon Chamber
                                             of Mines.
--------------------------------------------------------------------------------------------------------------------

NOTES:

(1) The information as to country of residence and principal occupation, not being within the knowledge of the Company, has been furnished by the respective directors individually.
(2) The information as to shares beneficially owned or over which a director exercises control or direction, not being within the knowledge of the Company, has been furnished by the respective directors individually.
(3)  Denotes member of Audit Committee.


STATEMENT OF EXECUTIVE COMPENSATION DURING LAST COMPLETED FINANCIAL YEAR

The Company is required, under applicable securities legislation in Canada, to disclose to its shareholders details of compensation paid to its directors and officers. The following fairly reflects all material information regarding compensation paid by the Company to its directors and officers, which information has been disclosed to the Company's shareholders in accordance with applicable Canadian law.

EXECUTIVE COMPENSATION

Summary Compensation Table

Named Executive Officers mean the Chief Executive Officer ("CEO") of the Company, regardless of the amount of compensation of that individual and each of the Company's four most highly compensated executive officers, other than the CEO, who were serving as executive officers at the end of the most recent financial year. In addition, disclosure is also required for any individual whose total salary and bonus during the most recent financial year was at least $100,000, whether or not they were an executive officer at the end of the financial year.

During the Company's last completed financial year ended December 31, 2004, the Company had one Named Executive Officer, Mr. Nikolaos Cacos.

The following table (presented in accordance with the regulations (the "Regulations") made under the Securities Act (British Columbia)) sets forth all annual and long term compensation for services in all capacities to the Company for the financial years ended December 31, 2004, 2003 and 2002 (to the extent required by the Regulations) in respect of the Named Executive Officer:



                                                                    ---------------------------------------
                                                                             LONG TERM COMPENSATION
                                  ------------------------------    ---------------------------------------
                                      ANNUAL COMPENSATION                     AWARDS                PAYOUTS
                                  ------------------------------    ----------------------------    -------    ---------
                                                         OTHER                       RESTRICTED
------------------                                       ANNUAL      SECURITIES      SHARES OR                 ALL OTHER
    NAME AND            ----                             COMPEN-    UNDER OPTIONS/   RESTRICTED      LTIP       COMPEN-
PRINCIPAL POSITION      YEAR      SALARY      BONUS      SATION     SARS GRANTED     SHARE UNITS    PAYOUTS      SATION
------------------      ----      ------------------------------    ----------------------------    -------    ---------
                                    ($)        ($)         ($)           (#)             (#)          ($)          ($)

Nikolaos Cacos          2004      72,400       Nil         Nil         50,000            Nil          Nil          Nil
President and CEO       2003      25,000       Nil         Nil        125,000            Nil          Nil          Nil
                        2002         Nil       Nil         Nil            Nil            Nil          Nil          Nil


NOTE:

(1) Figures represent options granted during a particular year; see "Aggregate Option" table for the aggregate number of options outstanding at year end.

Long Term Incentive Plan Awards

The Company does not have any long term incentive plan awards ("LTIP") defined as "any plan providing compensation intended to serve as an incentive for performance to occur over a period longer than one financial year whether performance is measured by reference to financial performance of the Company or an affiliate, or the price of the Company's shares but does not include option or SAR plans or plans for compensation through restricted shares or units."

Option/Stock Appreciation Right ("SAR") Grants and Repricings During the Most Recently Completed Financial Year

The following table sets forth stock options granted by the Company during the financial year ended December 31, 2004 to the Named Executive Officer of the
Company:


                                                 % OF TOTAL                           MARKET VALUE OF
                               SECURITIES      OPTIONS GRANTED     EXERCISE OR     SECURITIES UNDERLYING
                             UNDER OPTIONS      IN FINANCIAL      BASE PRICE(2)  OPTIONS ON DATE OF GRANT   EXPIRATION
 NAME                         GRANTED (#)          YEAR(1)        ($/SECURITY)         ($/SECURITY)            DATE

Nikolaos Cacos                  50,000               11%               0.90               $ 50,000            Apr 2/09
                                ======               ==

NOTES:

(1)  Percentage of all options granted during the financial year.
(2) The exercise price of stock options was set according to the rules of the TSX Venture Exchange ("TSX Venture").

Aggregated Option Exercises During the Most Recently Completed Financial Year and Financial Year-end Option/SAR Values

The following table sets forth details of all exercises of stock options during the financial year ended December 31, 2004 by the Named Executive Officer(s), and the financial year end value of unexercised options on an aggregated basis:



                                                                       UNEXERCISED              VALUE OF UNEXERCISED
                               SECURITIES                              OPTIONS  AT             IN THE MONEY OPTIONS AT
                               ACQUIRED ON    AGGREGATE VALUE      FINANCIAL YEAR -END(3)        FINANCIAL YEAR -END(3)(4)
NAME                            EXERCISE(1)      REALIZED(2)     EXERCISABLE/UNEXERCISABLE    EXERCISABLE / UNEXERCISABLE
                                   (#)              ($)                    (#)                           ($)

Nikoloas Cacos                     Nil                Nil              175,000/ N/A                   $10,000 / N/A


NOTES:

(1) Number of common shares of the Company acquired on the exercise of stock options.
(2) Calculated using the closing price of common shares of the Company on the TSX Venture.
(3) As freestanding SARs have not been granted, the number of shares relate solely to stock options.
(4) Value of unexercised in-the-money options calculated using the closing price of common shares of the Company on the TSX Venture on December 31, 2004 of $0.68 per share, less the exercise price of in-the-money stock options.

Termination of Employment or Change of Control

Other than as described in the Summary Compensation Table, the Company has no plans or arrangements with respect to remuneration received or that may be received by the Named Executive Officers during the Company's most recently completed financial year or current financial year in view of compensating such officers in the event of termination of employment (as a result of resignation, retirement, change of control, etc.) or a change in responsibilities following a change of control, where the value of such compensation exceeds $100,000 per executive officer.

DIRECTOR COMPENSATION

Cash Compensation

The Company does not compensate its directors in their capacities as such, although directors of the Company are reimbursed for their expenses incurred in connection with their services as directors. The directors did not receive any reimbursements during the financial year ended December 31, 2004.

Non-Cash Compensation

The following table sets forth stock options granted by the Company during the financial year ended December 31, 2004 to the directors who are not the Named Executive Officer of the Company:



                                                                                     MARKET VALUE OF
                             SECURITIES       % OF TOTAL                          SECURITIES UNDERLYING
                           UNDER OPTIONS     OPTIONS GRANTED     EXERCISE OR       OPTIONS ON DATE OF
                              GRANTED        IN FINANCIAL         BASE PRICE             GRANT
NAME                           (#)              YEAR(1)         ($/SECURITY)(2)       ($/SECURITY)       EXPIRATION DATE

Directors as a group who       125,000           27.50%            0.90                 $125,000.           April 2/09
are not Named Executive
Officers


NOTES:

(1)  Percentage of all options granted during the financial year.
(2) The exercise price of stock options was set according to the rules of the TSX Venture.

The following table sets forth details of all exercises of stock options during the financial year ended December 31, 2004 by the directors who are not the Named Executive Officer, and the financial year end value of unexercised options:


                                                                  UNEXERCISED OPTIONS AT   VALUE OF UNEXERCISED IN
                                                                  FINANCIAL YEAR END(3)      THE MONEY OPTIONS AT
                             SECURITIES                                    (#)                FINANCIAL YEAR END
                             ACQUIRED ON      AGGREGATE VALUE                                     ($)(3)(4)
                             EXERCISE(1)        REALIZED(2)            EXERCISABLE/              EXERCISABLE/
         NAME                    (#)                ($)               UNEXERCISABLE             UNEXERCISABLE

Directors as a group             Nil                Nil               125,000 / N/A                $0 / N/A
who are not Named
Executive Officers

NOTES:

(1) Number of common shares of the Company acquired on the exercise of stock options.
(2) Calculated using the closing price of common shares of the Company on the TSX Venture.
(3) As freestanding SARs have not been granted, the number of shares relate solely to stock options.
(4) Value of unexercised in-the-money options calculated using the closing price of common shares of the Company on the TSX Venture on December 31, 2004 of $0.68 per share, less the exercise price of in-the-money stock options.

Defined Benefit or Actuarial Plan Disclosure

The Company does not have any defined benefit or actuarial plans under which benefits are determined primarily by final compensation (or average final compensation) and years of service of the Named Executive Officer.

Performance Graph

The following graph compares the yearly percentage change in the cumulative total shareholder return on the common shares of the Company, for the past two years, with the cumulative total return of the S&P/TSX composite index. The common share trading data is as reported by the TSX. The value for each year represents the closing price as of December 31 on that year.

[OBJECT OMITTED]

Graph showing that $100 invested in the Company, December 31, 2003 would be worth $74.73 in December 31, 2004 compared to $100 invested with the S&P/TSX composite index would be worth $118.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets forth details of compensation plans during the financial year ended December 31, 2004.


----------------------------------------------------------------------------------------------------------------------
                                                                                       NUMBER OF SECURITIES REMAINING
                           NUMBER OF SECURITIES TO BE                                   AVAILABLE FOR FUTURE ISSUANCE
                             ISSUED UPON EXERCISE OF     WEIGHTED-AVERAGE EXERCISE     UNDER EQUITY COMPENSATION PLANS
                            OUTSTANDING OPTIONS,        PRICE OF OUTSTANDING OPTIONS,       (EXCLUDING SECURITIES
                              WARRANTS AND RIGHTS       WARRANTS AND RIGHTS                 REFLECTED IN COLUMN (A))

----------------------------------------------------------------------------------------------------------------------
Plan Category                             (a)                        (b)                             (c)
----------------------------------------------------------------------------------------------------------------------
Equity compensation                   454,500                      $0.98                          54,288
plans approved by
securityholders
----------------------------------------------------------------------------------------------------------------------
Equity compensation                 2,973,300                      $0.98                             n/a
plans not approved by
securityholders
----------------------------------------------------------------------------------------------------------------------
Total                               3,427,800                                                     54,288
----------------------------------------------------------------------------------------------------------------------


STATEMENT OF CORPORATE GOVERNANCE PRACTICES

In accordance with disclosure requirements, the Board of Directors of the Company has adopted the following statement of corporate governance practices:


1. The Board acknowledges its responsibility for the stewardship of the Company in the following ways:

     (i) The Board participates in strategic planning by considering, and if deemed appropriate, adopting plans proposed and developed by management, with management having the primary responsibility for developing a strategic plan.

     (ii) The Board considers the risks inherent in the mining industry and receives periodic assessments from management as to these risks and the Company's strategies to manage these risks.

     (iii)The Board reviews the personnel needs of the Company from time to time, having particular regard to succession issues relating to senior management. The training and development of personnel is generally left to management.

     (iv) The Board  assesses  from  time to time how  effectively  the  Company
          communicates   with   shareholders,   but   does  not  have  a  formal
          communication policy.

     (v) The Board, through the Audit Committee and in conjunction with its auditors, assesses the adequacy of the Company's internal control and management information systems.

     The foregoing does not and is expressly not intended to alter, affect or expand in any way the legal duties of the directors to manage or supervise the management of the affairs and business of the Company.

2. The Board shall consist of five directors. Of the five management nominees for the Board, Jerry Minni, Lindsay Bottomer and Robert Coltura are "outside" and "unrelated" directors. The other nominees, Joseph Grosso and Nikolaos Cacos, by nature of their management positions, are "inside" and "related". The Guidelines define an "unrelated director" as a director who is independent of management and is free from any interest and any business or other relationship which could, or could be perceived to materially interfere with the director's ability to act with a view to the best interests of a corporation, other than interests and relationships arising from shareholdings. The Guidelines further state that if the Company as a "significant shareholder", the board should include a number of directors who do not have interests in or relationships with either the corporation or the significant shareholder. The Company does not have a "significant shareholder" which, as defined by the Guidelines, is a shareholder with the ability to exercise a majority of votes for the election of the board of directors. The entrepreneurial nature of the Company, and the current stage of the Company's development, make it appropriate for the Board to be composed of the present number and composition of directors, and the Board believes that when balanced against the attendent increase in cost to the Company and possible reduction in the efficiency with which decisions are made, it would not be warranted to significantly increase the size of the Board or change the Board's composition at this time.

3. The Board has not constituted a nominating committee to propose new nominees to the Board and for assessing directors' performance as the Company is too small to justify a formal process in this regard. However, the Board as a whole from time to time discusses potential candidates for the Board.

4. For the reasons cited in 3 above, the Board has not constituted a committee to assess the effectiveness of the Board as a whole or the contribution of individual directors.

5. The Company does not have a formal process of orientation and education for new members of the Board as some senior Board members currently have considerable experience as members of the boards of other public companies.

6. The Board has considered its size with a view to the impact of size upon its effectiveness and has concluded that the number of directors as presently constituted is appropriate for the Company given the complexity and current stage of development of the Company's business. The Board as presently constituted includes considerable experience in the mining industry and generally in the resource sector as well as financial experience.

7. Board members are presently compensated in the manner described in the Company's Annual General Meeting Information Circular under the heading "Executive Compensation" and the Board has determined that the level of compensation is appropriate having regard to the responsibilities and risks associated with Board membership and the compensation provided to Boards of similar companies.

8. The Board of Directors has expressly assumed the responsibility for developing the Company's approach to governance issues and in responding to governance guidelines.

9. The Company has not formally developed position descriptions for the Board and the Chief Executive Officer, however, the Board is satisfied that senior management is fully aware of their responsibilities and those matters which are within their mandate.

10. The Board has functioned, and is of the view that it can continue to function, independently of management, as required. The Board has not met without management present, given management representation on the Board and given that in view of the size of the Company and the nature of its business, it is essential that those having an intimate knowledge of the Company's operations be present during important Board discussions. Notwithstanding the foregoing, if the Board believed it was appropriate and meaningful, it would formalize a process whereby the Board could meet in the absence of management for the handling of the Board's overall relationship with management.

11. The Audit Committee is composed of three outside and unrelated directors and a Chief Financial Officer. The roles and responsibilities of the Audit Committee have been specifically defined and include responsibility for overseeing management reporting on internal controls. The Audit Committee has direct communication channels with the external auditors and is responsible for recommending to the Board of Directors who the auditor should be and setting the auditor's remuneration. Due to its size, the Company has no formal internal audit process.

12. The Board has not adopted a formal system which would enable an individual director to engage an outside advisor at the expense of the Company. If such an engagement were deemed appropriate, it is anticipated that such a request would be brought by the particular director to the Board for consideration.

AUDIT COMMITTEES

The Board has only one committee, the Audit Committee. The Committee reviews the Company's annual consolidated financial statements and interim financial statements before the board approves them. The Audit Committee is composed of three outside and unrelated directors, Mr. Jerry Minni, Mr. Lindsay Bottomer and Mr. Robert Coltura. Mr. Art Lang, CFO, is also a member of the Audit Committee.

Mr. Jerry Minni has been a director of the Company since 2002. He is a certified general accountant and is a partner of Minni, Clark & Company, Certified General Accounts. He serves as a director and officer of several other reporting issuers.

Mr. Lindsay Bottomer has been a director of the Company since 2004. He is a registered Professional Geoscientist in B.C. and President of Southern Rio Resources. He also serves as a director of several other reporting issuers.

Mr. Robert Coltura has been a director of the Company since 2002. He is currently an employment coordinator for a division of Grant Thornton, Chartered Accountants.

Mr. Art Lang was appointed Chief Financial Officer in March 2005. He is also a director, CFO and Vice-President of Golden Arrow Resources Corporation and a director and CFO of IMA Exploration Inc.

The roles and responsibilities of the Audit Committee have been specifically defined and, although the Company has no formal internal audit process due to its size, include responsibility for overseeing management reporting on internal control.

The Audit Committee has direct communication channels with the external auditors and is responsible for recommending to the Board of Directors the appointment of the auditor and setting the auditor's remuneration. The external auditors report directly to the Company's Audit Committee.

The Audit Committee is responsible for reviewing the Company's annual and interim financial statements as well as the MD&A's.

Principal Accountant Fees and Services

The Company has paid its auditors, Ellis Foster, the following fees for the period ending December 31, 2004.

                                                            To December 31, 2004

      Audit Fees                                                   $7,100
      Audit Related Fees Including Tax Fees                           Nil
      All Other Fees                                               $1,950

The above listed services were approved by the Company's audit committee.

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS OF THE COMPANY

No director or senior officer of the Company, proposed management nominee for election as a director of the Company or each associate or affiliate of any such director, senior officer or proposed nominee is or has been indebted to the Company or any of its subsidiaries at any time during the Company's last completed financial year, other than routine indebtedness.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

Other than transactions carried out in the normal course of business of the Company or any of its affiliates, none of the directors or senior officers of the Company, a proposed management nominee for election as a director of the Company, any shareholder beneficially owning shares carrying more than 10% of the voting rights attached to the shares of the Company nor an associate or affiliate of any of the foregoing persons had since January 1, 2004 (the commencement of the Company's last completed financial year) any material interest, direct or indirect, in any transactions which materially affected the Company or any of its subsidiaries or in any proposed transaction which has or would materially affect the Company or any of its subsidiaries.

APPOINTMENT OF AUDITORS

Unless such authority is withheld, the persons named in the accompanying proxy intend to vote for the appointment of Ellis Foster Group, Chartered Accountants, as auditors of the Company and to authorize the directors to fix their remuneration. Ellis Foster were first appointed auditors of the Company in early 2003.

MANAGEMENT CONTRACTS

Effective January 2, 2004, the Company entered into a management agreement with Mr. Nikolaos Cacos for his services as President of the Company. Under the agreement, the Company paid Mr. Cacos $2,650 for January 2004, $2,925 for February 2004 and $3,063 thereafter. The compensation amounts will be adjusted annually. The agreement also provides that, in the event Mr. Cacos' services are terminated without cause or upon a change of control of the Company, a termination payment would include a bonus plus eighteen months of compensation. For 2004, Mr. Cacos was paid an aggregate of $72,400.

GROSSO GROUP MANAGEMENT CONTRACT

Effective January 1, 2005, the Company engaged Grosso Group Management Ltd. (the "Grosso Group") to provide services and facilities to the Company. As of the date of this Information Circular, a formal agreement among the Company and the Grosso Group has not been finalized. Until such time as the formal agreement has been finalized, the Company and the Grosso Group intend to work under the terms of the proposed Administration Services Agreement by and among the Company and the Grosso Group, which is discussed below. It is anticipated that the formal agreement will have an effective date of January 1, 2005.

The Grosso Group is a private company which will be owned by the Company, IMA Exploration Inc., Golden Arrow Resources Corporation and Gold Point Exploration Ltd., each of which will own one share. Pursuant to the terms of the proposed Administration Services Agreement, the Grosso Group will provide its shareholder companies with geological, corporate development, administrative, and management services on a non-exclusive and on an "as needed" and "as available" basis. The administration services for each shareholder company shall include bookkeeping, accounting and services in connection with quarterly filings, material change reports and other disclosure filings on SEDAR.

The Grosso Group will provide each shareholder company with:

     1.   the use of the Grosso Group's offices;
     2.   receptionist personnel;
     3.   office equipment; and
     4. services of administration, accounting, purchasing, secretarial and like support staff on an "as needed" and "as available" basis.

Shareholder companies may appoint the Grosso Group to manage their work programs. In such event, the Grosso Group will generally retain suppliers and contracts in connection with each shareholder company's approved work programs and will separately invoice such shareholder company for the third-party costs and such invoice will include a handling charge as a percentage of the third-party costs, such charge to be in accordance with industry standards and reviewed for reasonableness from time to time, and which would be negotiated at the time of such work program.

Each shareholder company will pay the Grosso Group a monthly fee for the Grosso Group's services. The Grosso Group intends to allocate the costs of the staff and related general and administrative expenses to its shareholder companies on a full recovery basis. The fee will be based upon a pro-rationing of the Grosso Group's costs, including its executive staff and other overhead, among each of the shareholder companies, with regard to the expected average annual level of services provided to each shareholder company. The staff of the Grosso Group will record their daily activities in connection with each shareholder company and they will retain a log for invoicing purposes. The fee is to be reviewed from time to time and the basis may be changed by the Grosso Group in the event the Grosso Group's costs change or the shareholder companies' use of the services is in excess of historical experience or in the event a greater or lesser number of shareholder companies are using the Grosso Group's services. Each shareholder company has prepaid one month's initial estimated allocation of the Grosso Group's fully recoverable costs, which for the Company amounted to $20,000 (which as of the date of this Information Circular is the estimated initial monthly allocation for the Company).

The Grosso Group has the right to request each of the shareholder companies to allocate a reasonable number of shares in their incentive option plans to employees of the Grosso Group based upon the general amount of time and value added by such employees.

It is anticipated that the Administration Services Agreement may be terminated by a shareholder company after January 1, 2007, upon 30 days' written notice to the Grosso Group. Prior to January 1, 2007, if a shareholder company desires to terminate the agreement in the first year, it will pay a termination fee equal to one-year's basic administration charge and if a shareholder company desires to terminate the agreement in the second year, it will pay a termination fee equal to six-months' basic administration charge.

It is anticipated that upon termination of the Administration Services Agreement, each of the shareholder companies will agree to resell its common share back to the Grosso Group for $1.00 and the shareholder companies will not be able to sell, transfer or otherwise dispose of or encumber such share during the term of the Administration Services Agreement. The Grosso Group's areas of experience encompass financing, marketing, property acquisition, community relations, socioeconomic issues, regulatory compliance, government relations, property exploration and investor relations. Additionally the Grosso Group has a number of other support staff at its corporate office and arrangements with contract providers of accounting and administrative services at the country operations' offices in Argentina and Peru.

The members of the board of directors of the Grosso Group are appointed by the shareholder companies, with each shareholder company appointing one of its directors to serve as a director of the Grosso Group. As of May 6, 2005 it is anticipated that the directors of the Grosso Group will be Nikolaos Cacos, Joseph Grosso, Arthur Lang and Nick DeMare. Messrs. Cacos and Grosso are officers, directors and shareholders of the Company and Mr. Lang is a financial consultant to the Company who became Chief Financial Officer on March 17, 2005. Nick DeMare is an officer and director of Gold Point Exploration Ltd. Mr. DeMare indirectly owns 100% of Chase Management Ltd., a company which provides consulting services to the Company and other Grosso Group shareholder companies.

Each of the public company shareholders of the Grosso Group will have its own separate board of directors (whose members include persons employed by the Grosso Group); however, some directors will serve on multiple boards and on the board of directors of companies which are not shareholders of the Grosso Group.

In connection with the formation and establishment of the Grosso Group, Mr. Nick DeMare was issued the initial share of the Grosso Group and acted as the President, Secretary and sole director of the Grosso Group. Effective February 6, 2004, Mr. DeMare transferred the sole outstanding share of the Grosso Group to Joseph Grosso, the Chairman and a director and principal shareholder of the Company. Mr. DeMare also resigned as a director and the President and Secretary of the Grosso Group effective February 6, 2004 and Mr. Grosso was appointed as a director and the President and Secretary of the Grosso Group. It is anticipated that Mr. Grosso will return the sole outstanding share of the Grosso Group to the Grosso Group for cancellation and one share will be issued to Amera.

The Board of Directors of the Company will approve the formal agreement once completed.


PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

STOCK OPTION PLAN

The Company has a rolling stock option plan (the "Plan"), approved by the TSX Venture Exchange in November 2003, which makes a total of 10% of the issued and outstanding shares of the Company available for issuance thereunder. In accordance with the policies of the TSX Venture, a rolling plan, which is the type of plan the Company has adopted, requires the approval of the shareholders of the Company on an annual basis.

The purpose of the Plan is to provide the Company with a share related mechanism to enable the Company to attract, retain and motivate qualified directors, officers, employees and other service providers, to reward directors, officers, employees and other service providers for their contribution toward the long term goals of the Company and to enable and encourage such individuals to acquire shares of the Company as long term investments.

The Plan provides that it is solely within the discretion of the Board to determine who should receive options and in what amounts. The Board may issue a majority of the options to insiders of the Company. However, the Plan provides that in no case will the Plan or any existing share compensation arrangement of the Company result, at any time, in the issuance to any option holder, within a one year period, of a number of shares exceeding 5% of the Company's issued and outstanding share capital.

The following information is intended to be a brief description of the Plan and is qualified in its entirety by the full text of the Plan which is available for review by any shareholder up until the day preceding the Meeting at the Company's head office at Suite 709 - 837 West Hastings Street, Vancouver, British Columbia, and will be available at the Meeting:

1. The maximum number of common shares that may be issued upon exercise of stock options granted under the Plan will be that number of Shares which is 10% of the issued and outstanding shares of the Company. Any outstanding options will form a part of the foregoing 10%. The exercise price of the stock options, as determined by the Board in its sole discretion, shall not be less than the closing price of the Company's shares traded through the facilities of the TSX Venture on the date prior to the date of grant, less allowable discounts, in accordance with the policies of the TSX Venture or, if the shares are no longer listed for trading on the TSX Venture, then such other exchange or quotation system on which the shares are listed and quoted for trading.

2. The Board will not grant options to any one person which will, when exercised, exceed 5% of the issued and outstanding shares of the Company.

3. Upon expiry of the option, or in the event an option is otherwise terminated for any reason, without having been exercised in full, the number of shares in respect of the expired or terminated option shall again be available for the purposes of the Plan. All options granted under the Plan may not have an expiry date exceeding five years from the date on which the Board grant and announce the granting of the option.

4. If the option holder ceases to be a director of the Company or ceases to be employed by the Company (other than by reason of death), as the case may be, then the option granted shall expire on the 90th day following the date that the option holder ceases to be a director or ceases to be employed by the Company, subject to the terms and conditions set out in the Plan.

The Plan may be administered by the Company's secretary or such other senior officer or employee as may be designated by the Board from time to time. Upon the approval of the Plan by the Company's shareholders, shareholder approval will not be required or sought on a case-by-case basis for the purpose of the granting of options to and the exercise of options by employees of the Company regularly employed on a full-time or part-time basis, directors of the Company and persons who perform services for the Company on an ongoing basis or who have provided, or are expected to provide, services of value to the Company.

The TSX Venture Policies require that the Plan be approved by the affirmative vote of a majority of the votes cast at the Meeting. Accordingly, the Company requests that the shareholders pass the following resolution:

         "BE IT RESOLVED, as an ordinary resolution, that:

         1. the Company's stock option plan (the "Plan"), which makes a total of 10% of the issued and outstanding shares of the Company available for issuance thereunder as described in the Company's Information Circular dated May 6, 2005, is hereby approved; and

        2 any one director or officer of the Company is hereby authorized and directed to perform all such acts, deeds and things and execute all such documents and other instruments as may be required to give effect to the true intent of this resolution."

MANAGEMENT OF AMERA RECOMMENDS THAT SHAREHOLDERS VOTE IN FAVOUR OF THE FOREGOING RESOLUTION, AND THE PERSONS NAMED IN THE ENCLOSED FORM OF PROXY INTEND TO VOTE FOR THE APPROVAL OF THE FOREGOING RESOLUTION AT THE MEETING UNLESS OTHERWISE DIRECTED BY THE SHAREHOLDERS APPOINTING THEM.


OTHER MATTERS

Management of the Company knows of no other matters to come before the Meeting other than those referred to in the Notice of Meeting accompanying this Information Circular. However, if any other matters properly come before the Meeting, it is the intention of the persons named in the form of proxy accompanying this Information Circular to vote the same in accordance with their best judgment of such matters.


ADDITIONAL INFORMATION

Additional information relating to the Company's activities may be found on SEDAR at www.sedar.com. Any security holder may contact Ms. Mar Bergstrom, Corporate Secretary, to obtain a copy of the most recent financial statements and MD & A.

For the period ending December 31, 2004, financial information is provided in the Company's comparative financial statements and MD & A.


CERTIFICATE

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement misleading in the light of the circumstances in which it was made.

DATED at Vancouver, British Columbia, this 6th day of May, 2005.


/s/ NIKOLAOS CACOS                                  /s/ ARTHUR LANG
-----------------------                             ----------------------------
Nikolaos Cacos                                      Arthur Lang
Chief Executive Officer                             Chief Financial Officer

AMERA RESOURCES CORPORATION






FORM OF PROXY - ANNUAL GENERAL AND SPECIAL MEETING TO BE HELD ON JUNE 22, 2005

THIS FORM OF PROXY IS SOLICITED BY AND ON BEHALF OF MANAGEMENT.

NOTES TO PROXY


1. Every holder has the right to appoint some other person of their choice, who need not be a holder, to attend and act on their behalf at the meeting. If you wish to appoint a person other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).
2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered  should  sign  this  proxy.  If you are  voting  on  behalf of a
     corporation   or  another   individual  you  may  be  required  to  provide
     documentation evidencing your power to sign this proxy with signing capacity stated.
3. This proxy should be signed in the exact manner as the name appears on the proxy.
4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.
5. The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.

6. The securities represented by this proxy will be voted or withheld from voting, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.

7. This proxy confers discretionary authority in respect of amendments to matters identified in the notice of meeting or other matters that may properly come before the meeting.








Proxies submitted must be received by 11:00 am, Pacific Time, on June 20, 2005

APPOINTMENT OF PROXYHOLDER

The undersigned shareholder of Amera Resources Corporation (the "Company") hereby appoints: Nikolaos Cacos, or failing this person, Joseph Grosso, both directors and officers of the Company.

                                       OR

Print the name of the person you are appointing if this person is someone other than the Chairman of the Meeting:

               ___________________________________________________

as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual General and Special Meeting of Amera Resources Corporation to be held at The Ceperley Room, Terminal City Club Tower, 837 West Hastings Street, Vancouver, British Columbia on June 22, 2005 at 10:00 AM (Pacific Time) and at any adjournment thereof.

1.   Resolution

     To determine the number of Directors at five (5)    For ____  Against _____

2.   Election of Directors

     01. To elect as Director Nikolaos Cacos             For ____  Withhold ____

     02. To elect as Director Joseph Grosso              For ____  Withhold ____

     03. To elect as Director Jerry A Minni              For ____  Withhold ____

     04. To elect as Director Robert Coltura             For ____  Withhold ____

     05. To elect as Director Lindsay Bottomer           For ____  Withhold ____

3.   Appointment of Auditors

     To appoint Ellis Foster as Auditors of the Company. For ____  Withhold ____


Resolutions - Management recommends a vote FOR the following resolutions. Please read the resolutions in full in the accompanying Information Circular.

4.   To authorize the Directors to fix the Auditor's remuneration.

                                                         For ____  Against _____


5. To consider, and if thought fit, to pass an ordinary resolution to ratify, confirm and approve the Company's November 2003 stock option plan, as described in the accompanying Information Circular dated May 6, 2005.

                                                         For ____  Against _____


6.   To transact such other business as may properly come before the Meeting.

                                                         For ____  Against _____


AUTHORIZED SIGNATURE(S) - SIGN HERE - THIS SECTION MUST BE COMPLETED FOR YOUR INSTRUCTIONS TO BE EXECUTED.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. IF NO VOTING INSTRUCTIONS ARE INDICATED ABOVE, THIS PROXY WILL BE VOTED AS RECOMMENDED BY MANAGEMENT.


Signature(s)


_______________________________________                  _______________________
                                                         Date

                           AMERA RESOURCES CORPORATION
                                 (THE "COMPANY")


            2005 REQUEST FOR ANNUAL AND INTERIM FINANCIAL STATEMENTS


National Instrument 51-102 requires the Company to send annually to the registered holders and beneficial owners of its securities ("Securityholders") a form to allow Securityholders to request a copy of the Company's annual financial statements and related MD&A and/or interim financial statements and related MD&A. If you wish to receive such mailings, please complete and return this form to:

                           AMERA RESOURCES CORPORATION
                         709 - 837 WEST HASTINGS STREET
                              VANCOUVER, BC V6C 3N6


The undersigned Securityholder hereby elects to receive:

[ ] Interim Financial Statements for the first, second and third financial quarters of 2005 and the related MD&A and / or

[ ] Annual Financial Statements for the fiscal year ended December 31, 2005 and related MD&A.

Please note that a request form will be mailed each year and Securityholders must return such form each year to receive the documents indicated above.



NAME:
             -------------------------------------------------------------------
ADDRESS:
             -------------------------------------------------------------------

             -------------------------------------------------------------------
POSTAL CODE:
             -------------------------------------------------------------------

I confirm that I am a: [ ] REGISTERED SHAREHOLDER
                                     OR
                       [ ] BENEFICIAL SHAREHOLDER of theCompany.


Signature of
Securityholder:                                    Date:
                ----------------------                   -----------------------

CUSIP:   02351P 105